  As filed with the Securities and Exchange Commission on August 12, 1999

                                                 Registration No. 333-79539
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                               ----------------

                       Pre-Effective Amendment No. 1

                                    to
                                    Form S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. Exact name of trust:

                              EQUITY FOCUS TRUSTS

                          NIKKO EQUITY SELECTIONS

B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                        388 Greenwich Street, 23rd Floor
                            New York, New York 10013

D. Names and complete address of agent for service:


                                                        Copy to:
         LAURIE A. HESSLEIN

      Salomon Smith Barney Inc.                 MICHAEL R. ROSELLA, ESQ.
        388 Greenwich Street                        Battle Fowler LLP
      New York, New York 10013                     75 East 55th Street
                                                New York, New York 10022
                                                     (212) 856-6858

E. Title and amount of securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum offering price to the public of the securities being registered:

                                   Indefinite

G. Amount of filing fee:

                            No filing fee required.

H. Approximate date of proposed sale to the public:

 As soon as practicable after the effective date of the registration statement.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We + +will not sell these securities until the registration statement filed with + +the Securities and Exchange Commission is effective. This prospectus is not + +an offer to sell the securities and it is not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion, Dated August 12, 1999

                                      EQUITY FOCUS
                                            TRUSTS
          ----------------------------------------

                      Nikko Equity Selections


    A Unit Investment Trust

                       Equity Focus Trusts--Nikko Equity
    NIKKO              Selections is a unit investment trust
    ASSETS             consisting of a fixed portfolio of
    MANAGEMENT [LOGO]  equity securities of Japanese companies.
                       These securities were selected by the
                       Trust based upon the recommendations of
                       Nikko Asset Management. The value of the units of the Trust will fluctuate with the value of the underlying securities.

                       The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated        , 1999
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether the portfolio comprising Equity Focus Trusts--Nikko Equity Selections is right for you. More detailed information can be found later in this prospectus.

Investment Objectives

The Trust seeks to provide investors with capital appreciation. The Trust's diversified portfolio of stocks is for growth-oriented investors. Dividend income is a secondary objective of this portfolio.

There is no guarantee that the objectives of the Trust will be achieved.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its two-year life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under some adverse circumstances.

Investment Concept and Selection Process

Through the Trust, investors can participate in the Japanese equity market with a portfolio of stocks recommended by Nikko Asset Management. Nikko's Research Committee targets companies for the Trust with

  . Advanced technology--firms that have advanced technology in the area of their products, business process, marketing strategy, distribution system, management, etc.

  . Innovative/Dynamic Management.

  . Shareholder orientation.

Principal Risk Factors

Holders can lose money by investing in this Trust. The value of your units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions.

The Trust consists primarily of common stocks of Japanese issuers. If you invest in the Trust, you should understand the potential risks associated with common stocks:

  . The financial condition of the issuer may worsen.

  . The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

  . The rate of the dividends previously paid may be reduced or even eliminated.

In addition, since the portfolio's holdings are concentrated in Japanese issuers the Trust will be more strongly affected by:

  . The value of the U.S. dollar relative to the Japanese yen.

  . The risks of investing in foreign securities, which includes future political and economic developments, possible withholding taxes and differing accounting practices.

  . The condition of the Japanese economy as a whole and its effect upon the Japanese stock markets.

A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust securities

EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS
INVESTMENT SUMMARY

--------------------------------------------------------------------------------
may not be the highest price at which these securities traded during the life of the Trust.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of the Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

  . Adding the combined market value of the underlying stocks to any cash held to purchase securities.

  . Dividing that sum by the number of units outstanding.

  . Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the public offering price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet the redemption.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the Trust is about to terminate, you may have the option to rollover your proceeds into a future Nikko Equity Selections series, if one is available. The initial sales charge will be waived if you decide to exchange; however, you will be subject to the subsequent Series' deferred sales charge. If you decide not to exchange your proceeds into the next series, you will receive a cash distribution after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities.

Taxation

Your acquisition of units of the Trust will be the acquisition of an asset. In general, dividends of the Trust will be taxed as ordinary income, whether received in cash or reinvested in additional units. If you are a foreign investor, you should be aware that distributions from the Trust will generally be subject to information reporting and withholding taxes.

An exchange of units in the Trust for units in another series will be treated as a sale of units, and any gain realized on the exchange may be subject to federal income tax.

If you are taxed as an individual and have held your units for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains from the sale of your units.

EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS

FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                    As a % of       Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.00%*          $10.00
 Deferred Sales Charge***....................         1.75%**         $17.50
                                                      ----            ------
  Total......................................         2.75%           $27.50
                                                      ====            ======
 Maximum Sales Charge Imposed on Reinvested
  Dividends .................................         1.75%****       $17.50
                                                      ====            ======
 Reimbursement to Sponsor for Estimated Or-
  ganization Costs...........................         .   %           $
                                                      ====            ======
 Estimated Cost of Liquidating Securities to
  Meet Redemptions...........................         .   %           $
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (expenses deducted from Trust assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .   %           $  .
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .025%           $  .25
 Other Operating Expenses....................         .   %           $  .
                                                      ----            ------
  Total......................................         .   %           $
                                                      ====            ======
                                                   Cumulative Expenses and
                                                  Charges Paid for Period:
Example                                       ---------------------------------
                                                     1 year           2 years
                                                     ------           -------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated annual
 operating expense ratio of .   % and a 5%
 annual return on the investment throughout
 the period..................................         $                 $

  The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------

   * The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units, see Public Sale of Units--Public Offering Price.

  ** The actual fee is $2.50 per month per 1,000 Units paid on seven monthly
     Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.75%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.75%, see Public Sale of Units--Public Offering Price.
 *** In addition to the Deferred Sales Charge set forth above, Holders who elect to hold Units subsequent to the Special Redemption Date will be subject to a total second year deferred sales charge of $17.50 per 1,000 units, consisting of $2.50 per 1,000 units paid on seven monthly Deferred Sales Charge Payment Dates. This would increase the total maximum sales charge for such Holders to 4.50% of the Public Offering Price (assuming a $1,000 Public Offering Price per 1,000 Units; due to fluctuations in the value of the securities the total maximum sales charge may be more or less than 4.50% of the Public Offering Price).
**** Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment which may be more or less than 1.75% of the Public Offering Price at the time of reinvestment.

EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS
SUMMARY OF ESSENTIAL INFORMATION
AS OF     , 1999+


Sponsor
Salomon Smith Barney Inc.

Trustee and Distribution Agent
The Chase Manhattan Bank

Deferred Sales Charge Payment Dates

The first day of each month commencing     1, 1999 through     1, 2000 and
1, 2000 through     1, 2001.

Sales Charge
The sales charge consists of an initial sales charge and an annual deferred sales charge. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The annual deferred sales charge of approximately 1.75% is paid during each of the two years of the Trust through a reduction of the net asset value of the Trust by $2.50 per 1,000 units on seven Deferred Sales Charge Payment Dates. As a result, the maximum total sales charge assessed to Holders who elect to hold Units through the Mandatory Termination Date of the Trust will be 4.50% of the Public Offering Price. The second year deferred sales charge will not be imposed on Holders who sell, redeem or exchange their
Units prior to    , 2000. Upon a repurchase, redemption or exchange of Units
before     1, 2000, any remaining first year deferred sales charge will be deducted from the proceeds. Similarly, upon a repurchase, redemption or
exchange of units after    , 2000 but before December 1, 2000, any remaining
second year deferred sales charge payments will be deducted from the proceeds.

Mandatory Termination Date
   , 2001, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Special Redemption Date
   , 2000.

Distributions
Distributions of income, if any, will be made on the next to last business day of each year commencing December 30, 1999, to Holders of record on the immediately prior business day of each year, commencing December 29, 1999. Distributions will be automatically reinvested in additional units of the Trust unless a Holder elects to receive its distribution in cash. A final distribution will be made upon termination of the Trust.

Record Day
The business day immediately prior to a Distribution Day.

Distribution Day
On the next to last business day of each year and upon termination and liquidation of the Trust.

Evaluation Time

Minimum Value of Trust
The Trust Indenture may be terminated if the net value of the Trust is less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee
$.  Per 1,000 Units

Sponsor's Annual Fee
Maximum of $.25 per 1,000 Units.

------------

+The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS
SUMMARY OF ESSENTIAL INFORMATION
AS OF     , 1999

Portfolio
  Number of issuers of common stock...............................
  Number of different industry groups.............................
    Portfolio contains the following industry groups:
  Number of American and/or Global Depository Receipts and/or
   Shares.........................................................
  Percentage of American and/or Global Depository Receipts and/or
   Shares.........................................................            %
Initial Number of Units...........................................   1,000,000
Fractional Undivided Interest in Trust
 Represented by Each Unit......................................... 1/1,000,000
Public Offering Price per 1,000 Units
  Aggregate Value of Securities in Trust.......................... $
                                                                   ===========
  Divided by Number of Units of Trust (times 1,000)............... $
  Plus Initial Sales Charge of 1.00% of Public Offering Price
   (1.010% of the net amount invested in Securities).............. $
                                                                   -----------
  Public Offering Price........................................... $
  Plus Estimated Organization Costs............................... $
  Plus the amount in the Income and Capital Accounts.............. $
                                                                   -----------
  Total........................................................... $
                                                                   ===========
Sponsor's Repurchase Price and Redemption
 Price per 1,000 Units (based on value of underlying Securities).. $
Sponsor's Profit/Loss on Deposit.................................. $

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Equity Focus Trusts--Nikko Equity
Selections:

  We have audited the accompanying statement of financial condition, including
the portfolio, of Equity Focus Trusts--Nikko Equity Selections, as of     ,
1999. This financial statement is the responsibility of the Trustee (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on
    , 1999, for the purchase of securities, as shown in the statement of financial condition and portfolio. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity
Focus Trusts--Nikko Equity Selections, as of     , 1999, in conformity with
generally accepted accounting principles.



                                                           /s/ KPMG LLP

New York, New York
    , 1999

EQUITY FOCUS TRUSTS -- NIKKO EQUITY SELECTIONS

   Statement of Financial Condition as of Initial Date of Deposit,     , 1999

TRUST PROPERTY(1)
 Investment in Securities:
  Contracts to purchase Securities(2)............................... $
                                                                     ----------
  Total............................................................. $
                                                                     ==========
LIABILITIES
 Reimbursement to Sponsor for Organization Cost(3).................. $
 Deferred Sales Charge(4)...........................................
                                                                     ----------
  Total.............................................................
                                                                     ==========
INTEREST OF UNITHOLDERS
 1,000,000 Units of fractional undivided interest outstanding:
 Cost to investors(5)...............................................
 Less: Gross underwriting commissions(6)............................
 Less: Reimbursement to Sponsor for Organization Costs(3) ..........
                                                                     ----------
 Net amount applicable to investors.................................
                                                                     ----------
  Total............................................................. $
                                                                     ==========

------------
(1) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statement other than the estimate of organizational costs, for which the Sponsor is responsible.
(2) Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio. See also the column headed Market Value of Securities. An irrevocable letter of credit in the amount
    of $       has been deposited with the Trustee for the purchase of
    Securities. The letter of credit was issued by         .
(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
    Trust. These costs have been estimated at $   per 1,000 Units for the
    Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4) A first year deferred sales charge of $17.50 per 1,000 Units is payable in seven monthly payments of $2.50 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If
    Units are redeemed prior to     1, 2000 the remaining portion of the first
    year deferred sales charge applicable to such Units will be transferred to such account on the redemption date.
(5) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(6) Assumes a maximum first year sales charge of 2.75% of the Public Offering Price (2.828% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 2.75% of the Public Offering Price.

 PORTFOLIO OF EQUITY FOCUS TRUSTS--NIKKO EQUITY SELECTIONS, ON THE INITIAL
 DATE OF DEPOSIT,      , 1999
--------------------------------------------------------------------------------

                                                        Market Value
               Stock  Investment  Number    Percentage       of
Securities(1)  Symbol Ranking(2) of Shares of Portfolio Securities(4)
-------------  ------ ---------- --------- ------------ -------------






























                                           ------           ----
                                           100.00%          $
                                           ======           ====

The Notes following the Portfolio are an integral part of the Portfolio of Securities.

Notes to Portfolio of Securities

(1) All Securities are represented entirely by contracts to purchase
    Securities, which were entered into by the Sponsor on     , 1999. All
    contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Nikko Asset Management has assigned rankings which use a number for performance expectations (1-5). The numbers indicate the expected return versus the TOPIX Index over the next 12 months. The TOPIX, also known as the Tokyo Price Index, is a capitalization weighted index of all the companies listed in the First Section of the Tokyo Stock Exchange with certain supplementation and exclusions. Each rating is assigned by comparing the current price of the company with its fair value which is based on its sector analysis, mid-term growth estimation, price to earnings ratio, financial condition, price to book value ratio, management style, return on equity, etc.

  1 (Outperform over 10%)
  2 (Outperform less than 10%)
  3 (Same level)
  4 (Underperform less than -10%)
  5 (Underperform -10% or worse)

  These rankings represent current opinions of Nikko Asset Management research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG LLP.

(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per share based on the U.S. dollar offer side value of the relevant exchange
    rate determined by the Trustee as of the Evaluation Time on     , 1999.
    Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a foreign securities exchange or national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

The following information is unaudited:

 * Salomon Smith Barney Inc., including subsidiaries and/or affiliates, usually maintains a market in the securities of this company.
** Nikko Asset Management usually maintains a market in the securities of this company.
 # Within the last three years, Salomon Smith Barney Inc., including its subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of this company or an affiliate.
## Within the last three years, Nikko Asset Management has acted as manager
   (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

Objectives of the Trust

  The objective of Equity Focus Trusts, Nikko Equity Selections (the "Trust") is to provide investors with the possibility of capital appreciation for the Trust portfolio (the "Portfolio") through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stock and similar securities (the "Securities") selected by the Sponsor for the Portfolio. The Sponsor has selected for the Portfolio, based upon the recommendations of Nikko Asset Management, securities that it considers to have the potential for capital appreciation over a period of two years relative to the risks and opportunities. The payment of dividends is a secondary objective of the Trust.

  Achievement of the Trust's objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, differences in weightings of stocks, brokerage costs--currency fluctuations and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

  This Series of Equity Focus Trusts is a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed under Portfolio set forth under the Summary of Essential Information. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust--Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units--Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio of the Trust at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units of the Trust will have the right to have their Units redeemed for the Securities underlying the Units. Holders of a minimum of 1,000,000 Units may request to receive the Securities "in kind" (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust--Amendment and Termination).

The Portfolio

  The Securities in the Portfolio have been purchased by the Trust based upon the recommendations of Nikko Asset Management ("Nikko"). Nikko's Research Committee has made its recommendations based on forecasts of domestic (Japanese) and foreign economics and conditions of financial and stock markets. Nikko selects stocks mainly from blue chip companies expected to have stable earnings per share growth in the context of changes in industrial structure in Japan. Nikko's micro economic research group, which consists of twelve analysts and a general manager, currently covers 500 Japanese companies in 33 industry groups of the market.

  In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than two years. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

  . sales charges and expenses of the Trust,

  . the Portfolio may not be fully invested at all times,

  . the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

  . not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his or her total return.

  Total returns and/or average annualized returns for various periods of previous series of Equity Focus Trusts and the Trust may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Nikkei 225 Index, the TOPIX Index or the S&P 500 Composite Stock Index. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Nikko's research reports on one or more of the stocks in the Trust, including a brief description of its business and industry group, and the basis on which the stock was selected.

  All of the foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit. Any domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

  The Trust consists of such Securities held in the Trust from time to time and any:

  . additional and replacement Securities,

  . money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public, and

  . undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities.

See Administration of the Trust--Accounts and Distributions; Trust Supervision. The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust-- Trust Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain its present size for any length of time (see Redemption; Administration of the Trust--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

  There is no assurance that dividends will be declared or paid in the future on the Securities.

  Record and Distribution Days for the Trust is set forth under the Summary of Essential Information. Income distributions, if any, will be automatically reinvested in additional Units of the Trust, subject only to the remaining applicable Deferred Sales Charge deduction, unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.


RISK FACTORS

Common Stock

  An investment in Units should be made with an understanding of the risks that an investment in common stocks entails. These include the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

  . expectations regarding government economic, monetary and fiscal policies,

  . inflation and interest rates,

  . economic expansion or contraction, and

  . global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor, Nikko and their affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as they remain outstanding. As a result, the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

  Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor and Nikko. However, because these clients may have differing investment objectives, the Sponsor and Nikko may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust -- Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so.

  Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust. Finally, pursuant to the terms of the Indenture, subsequent deposits to create additional Units might not be covered by the deposit of cash (or letter of credit in lieu of cash). In such circumstances, should the Sponsor not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the additional Securities. The failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

Organization Costs

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified in the Summary of Essential Information.

Foreign Securities

  The Trust is concentrated in Securities of Japanese issuers directly or through American Depository Receipts ("ADRs") or Global Depository Receipts ("GDRs"). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

  . fluctuations in currency exchange rates or revaluation of currencies,

  . future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign laws or restrictions,

  . reduced availability of public information concerning issuers, and

  . the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

  Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolio and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolio as set forth in Administration of the Trust -- Trust Supervision.

  On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trust, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

Japanese Risk Factors

  The Japanese stocks in the Portfolio are common stocks of Japanese companies whose principal trading market is on eight stock exchanges. Of these, the Tokyo Stock Exchange, the Osaka Stock Exchange and the Nagoya Stock Exchange are the largest. Such exchanges have exhibited significant market volatility in the past several years. Reports of official improprieties, resignations and political realignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

  The Japanese economy has experienced in the 1990s its worst recession in fifty years. The economy emerged from this recession for a short time in 1996, only to weaken again in 1997. Japan has also recently experienced a period of a rising unemployment rate, prolonged price deflation, weak real estate prices and a weak currency. The government budget deficits have been rising in part due to fiscal stimulus policies. Strains on the financial system in the form of non-performing loans of financial institutions and real estate companies have also been one of the major causes of Japan's economic weakness. Resolution of the bad debt problem may require disproportionate contributions by major banks. Structural problems of overregulation, excessive government intervention and under-consumption, coupled with the failure of recent governments to apply strong fiscal direction, could undercut Japan's economic recovery. Japanese exports could be adversely affected by pressure from trading partners--particularly the U.S.--to improve trade imbalances. Japan's economy is also vulnerable to he current instability of its trading partners in East Asia.

Exchange Rate Fluctuation

  In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trust, including those underlying any ADRs or GDRs held by the Trust, as well as the trade value of the securities themselves, would be payable in the currency of the country of their issuance. However, the Trust will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency, in this case the Japanese yen, falls relative to the United States dollar between receipt of the income or sale of the security and its conversion to United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

  The Japanese economy was seriously impacted by the sharp rise in the yen in 1995. The yen reached 80.63 yen to the U.S. dollar in mid-April 1995, a rise of 23.65% from the beginning of that year, imparting a deflationary bias to the economy. Subsequent action by the government and the Bank of Japan resulted in a decline of the yen. During 1998, the Japanese yen rose approximately 12.95% against the U.S. dollar to 113.70 yen to the U.S. dollar on December 31, 1998. By August 1, 1999, the yen was 114.58 to the dollar, a depreciation of 42.10% from the high of 80.63 on April 18, 1995.

Depositary Shares and Receipts

  American Depositary Shares ("ADSs"), and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. Global Depository Receipts are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADR generally includes ADSs.

Technology/Telecommunications Industries

  The Trust may be considered to be concentrated in common stock of companies engaged in technology related and/or telecommunications industries. The Trust's investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Trust's Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

  Certain companies whose securities are included in the Trust are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

  Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.

  The companies in the Trust may consist of former government owned telecommunications systems that have been privatized in states. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Trust.

Liquidity

  Since sales of the Securities by the Trust will be effected largely in foreign securities markets, investors should realize that many of the Securities may be traded in foreign countries where the securities markets are not as developed or efficient as those of the United States. Foreign securities markets, although growing in volume, generally have substantially less volume than United States markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. To the extent the liquidity of these foreign facilities markets becomes impaired, the ability of the Trust to respond to a substantial volume of requests for redemption of Units received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency the Portfolio had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly.

  Whether or not the Securities are listed on a foreign or national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

Legal Proceedings and Legislation

  At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

Year 2000 Issue

  The Trust, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. The Sponsor expects that their systems will be compliant before the year 2000. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to the Trust. The Year 2000 Problem may thus also adversely affect issuers of the Securities contained in the Trust, to varying degrees based upon various factors. The Sponsor is unable to predict what effect, if any, the Year 2000 Problem will have on such issuers.

PUBLIC SALE OF UNITS

Public Offering Price

  The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding. The total sales charge consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.75% of the Public Offering Price (2.83% of the net amount invested in Securities). The initial sales charge is computed by deducting the deferred sales charge ($17.50 per 1,000 Units) from the aggregate maximum sales charge of 2.75%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price.

  Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The first year deferred sales charge is a monthly charge of $2.50 per 1,000 Units and is accrued in seven
monthly installments commencing on     1, 1999 and will be charged to the
Capital Account on the first day of each month thereafter through     1, 2000.
If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. In addition, Holders who
elect to hold Units after      , 2000 (the "Special Redemption Date") will be
subject to an additional deferred sales charge of $17.50 per 1,000 Units. This second year deferred sales charge will accrue in seven monthly installment of
$2.50 commencing on   1, 2000 through      1, 2001 and will be charged to the
Capital Account. As a result, the maximum total sales charge assessed to such Holders who elect to hold Units past the Special Redemption Date of the Trust will be 4.50% of the Public Offering Price (4.712% of the net amount invested in Securities) (assuming a $1,000 Public Offering Price per 1,000 Units; due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 4.50% of the Public Offering Price). To the extent that the entire first year deferred sales charge of $17.50 per 1,000 Units has not been
deducted at the time of repurchase or redemption of Units prior to    1, 2000,
any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Similarly, to the extent the entire second year deferred sales charge of $17.50 per 1,000 Units has not been so deducted at the time of repurchase or redemption of units after the Special Redemption Date but prior
to      1, 2001 any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Units purchased pursuant to the Reinvestment Plan are subject only to the remaining applicable deferred sales charge deduction (see Reinvestment Plan).

  Purchasers on       , 1999 (the first day Units will be available to the
public) will be able to purchase Units at approximately $1.00 each (including the initial sales charge). To allow Units to be priced at approximately $1.00,
the Units outstanding as of the Evaluation Time on       , 1999 (all of which
are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                           Initial Sales Charge
                                           ---------------------
                                           Percent of Percent of Maximum Dollar
                                            Offering  Net Amount Amount Deferred
Number of Units*                             Price     Invested  Per 1,000 Units
----------------                           ---------- ---------- ---------------
Fewer than 50,000.........................    1.00%     1.010%       $17.50
50,000 but less than 100,000..............     .75       .758         17.50
100,000 but less than 250,000.............     .25       .253         17.50
250,000 but less than 1,000,000...........       0          0         17.50

  For purchases of at least 1,000,000 Units or $1,000,000 or more, the total sales charge will be 1.00% (or 1.010% of the net amount invested).
------------

* The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any series of a unit investment trust sponsored by Salomon Smith Barney. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  The holders of units of any affiliated unit investment trust with an initial sales charge of 1.00% and a one or two year life (the "Exchangeable Series") may exchange units of the Exchangeable Series for units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event.

  Employees of the Sponsor and Nikko and their subsidiaries, affiliates and employee-related accounts, may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Public Distribution

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

Underwriter's and Sponsor's Profits

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the monthly Deferred Sales Charge of $2.50 per 1,000 Units.

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

  . the aggregate value of Securities in the Trust,

  . amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

  . all other assets in the Trust.

deducting therefrom the sum of:

  . taxes or other governmental charges against the Trust not previously deducted,

  . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

  . amounts for distribution to Holders of record as of a date prior to the evaluation.

  The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust -- Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of redeeming Holder if the Holder tenders at least 1,000,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

  In Kind Distributions on redemption of a minimum of 1,000,000 Units will be held by the Chase Manhattan Bank, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

    (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

    (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding:

 .  the aggregate value of the Securities determined by the Trustee,

 . amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders), and

 .  all other assets in the Trust;

deducting therefrom the sum of:

 . taxes or other governmental charges against the Trust not previously deducted,

 . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

 . amounts for distribution to Holders of record as of a date prior to the evaluation;

and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units). Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust -- Accounts and Distributions.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive its distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a

Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

    (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the

Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities

(other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

  Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment And Termination

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

  The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder of record within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of the Trust into units of any then outstanding series of Equity Focus Trusts, Nikko Equity Selections (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in the Trust.

  Holders who retain their Units until the termination of the Trust may be able to reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts, Nikko Equity Selections (the "New Series") provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units will be reinvested automatically in additional Units of the Trust, subject only to the remaining applicable Deferred Sales Charge deduction, pursuant to the Trust's "Reinvestment Plan." If the Holder does not wish to participate in the Reinvestment Plan and wishes to receive cash distributions, the Holder must notify his or her financial consultant at Salomon Smith Barney Inc., Robinson-Humphrey or the Trustee (depending upon whether the Units are held in street name through Salomon Smith Barney Inc., Robinson-Humphrey or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    1. The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth below.

    2. Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

    3. A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

    4. Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

  A Holder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated "earnings and profits" as provided in
Section 316 of the Code. A Holder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder's tax basis in such Security, and to the extent that such dividends exceed the Holder's tax basis will generally be treated as capital gain.

  A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

  A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units (and Securities) held for more than one year may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

  A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from the Trust.

  The Trust may hold Securities or ADRs or GDRs of foreign corporations. For United States income tax purposes, a holder of ADRs or GDRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs or GDRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to the Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trust will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from the Trust attributable to any dividends received by the Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower treaty rate, and under certain circumstances gain from the disposition of Securities or Units may also be subject to Federal income tax. However, it is expected that in general any gains realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. Holders may be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                     * * *

  After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Japanese Taxation

  In the opinion of KPMG Peat Marwick, special tax counsel to the Trust, dividends paid to the Trust by Japanese corporations will be subject to a withholding tax of 20%. Generally a resident of the United States that holds shares in a Japanese corporation and has no permanent establishment in Japan is entitled to a reduced withholding tax rate of 15% under the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Treaty"). The Treaty defines the term "resident of the United States" to include trusts which are treated as residents of the United States for United States income tax purposes. Because the Trust will not be treated as a taxable entity for United States federal income tax purposes (see Taxes above), the Trust will not qualify as a United States resident within the meaning of the Treaty, and, consequently, each investor in the Trust will be treated as the recipient of a pro rata share of dividends paid to the Trust and will be required to file the specified application in order to benefit from the reduced withholding rate provided under the Treaty. The national tax authority of Japan takes the position that the Trustee may not file the required application on behalf of Trust Unit Holders. Accordingly, Trust

Unit Holders may not be able to benefit from the reduced Japanese withholding tax rate provided by the Treaty. In addition, Japanese gift and inheritance taxes may be imposed with respect to Trust units upon legatees, heirs, or donees of individuals who are Trust Unit Holders.

Retirement Plans

  The Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith

Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

Nikko Asset Management

  Nikko Asset Management ("Nikko"), headquartered in Tokyo, is the 3rd largest asset management company in Japan. Nikko is engaged in Japanese mutual fund management and investment advisory business with assets under management of 10 trillion yen ($90 billion, as of January 31, 1999), which represents an approximately 10% share of the Japanese asset management business.

  Nikko is a subsidiary of Nikko Securities Co., Ltd. and its group companies. Nikko is a member of the Investment Trusts Association and the Japan Securities Investment Advisors Association. Nikko is not a sponsor of the Trust.

                                                         EQUITY FOCUS
                                                               TRUSTS
                       ----------------------------------------------

                          Nikko Equity Selections

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file
no. 333-79539) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:
  . calling: 1-800-SEC-0330
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                                                      Sponsor:
                   Index                              Salomon Smith Barney
                                                      Inc. 388 Greenwich
                                                      Street 23rd Floor New
     Investment Summary                      2        York, New York 10013
     Summary of Essential Information        5        (212) 816-4000
     Independent Auditors' Report            7
     Statement of Financial Condition        8
     Portfolio                               9
     Description of the Trust               11
     Risk Factors                           14
     Public Sale of Units                   20
     Market for Units                       22
     Redemption                             23
     Expenses and Charges                   25
     Administration of the Trust            26
     Exchange and Rollover Privileges       31
     Reinvestment Plan                      32
     Resignation, Removal and Limitations
      on Liability                          32
     Taxes                                  33
     Miscellaneous                          36

                                                      Trustee:
                                                      The Chase Manhattan Bank
                                                      4 New York Plaza New
                                                      York, New York 10004
                                                      (800) 354-6565
------------------------------------------------------------------------------

                                     NIKKO
                                     ASSET
                                     MANAGEMENT [LOGO]
--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------
                                                                         UT

                                    PART II

             Additional Information Not Included in the Prospectus

  A.The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC File or
                                                          Identification Number
                                                          ---------------------
 I.     Bonding Arrangements and Date of Organization
        of the Depositor filed pursuant to Items A and
        B of Part II of the Registration Statement on
        Form S-6 under the Securities Act of 1933:
        Salomon Smith Barney Inc.                                2-67446
 II.    Information as to Officers and Directors of the
        Depositor filed pursuant to Schedules A and D
        of Form BD under Rules 15b1-1 and 15b3-1 of the
        Securities Exchange Act of 1934:
        Salomon Smith Barney Inc.                                8-12324
 III.   Charter documents of the Depositor filed as
        Exhibits to the Registration Statement on Form
        S-6 under the Securities Act of 1933 (Charter,
        By-Laws):
        Salomon Smith Barney Inc.                          33-65332, 33-36037

  B.The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

        Salomon Smith Barney Inc.                              13-1912900
        The Chase Manhattan Bank                               13-4994650

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.

      The Cross-Reference Sheet (incorporated by reference to the Cross-
         Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

      The Prospectus.

      Additional Information not included in the Prospectus (Part II).

      The undertaking to file reports.

      The signatures.

      Written Consents as of the following persons:
        KPMG LLP (included in Exhibit 5.1)
        Battle Fowler LLP (included in Exhibit 3.1)

  The following exhibits:

  To be filed with Amendment to Registration Statement.

    *1.1.1  -- Form of Reference Trust Indenture.


     2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of The
               Uncommon Values Unit Trust, 1985 Series, 1933 Act File No.
               33-97046).


    *3.1    -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.


    *5.1    -- Consent of KPMG LLP to the use of their name under the heading
               "Miscellaneous--Auditors" in the Prospectus.

------------
* To be filed by Amendment.

                                   SIGNATURES

  Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 12th day of August, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      SALOMON SMITH BARNEY UNIT TRUSTS
                (Registrant)

         SALOMON SMITH BARNEY INC.
                (Depositor)

  By the following persons*, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:

Deryck C. Maughan
Michael A. Carpenter

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                                     Kevin Kopczynski
                                               (As authorized signatory for
                                               Salomon Smith Barney Inc. and
                                             Attorney-in-fact for the persons
                                                       listed above)


------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.